St. Jude RESOURCES LTD.

NEWS RELEASE

St. Jude Reaches 1,316,000 of Measured and Indicated ounces of Gold at Hwini Butre and Benso in Ghana West Africa

Vancouver, October 28, 2004 - St. Jude Resources Ltd. (SJD-TSX.V) is pleased to announce that a Mineral Resource estimate has been completed on the company's Benso concession in Ghana. This independent National Instrument 43-101 compliant report is the first estimate of the gold discovered to date from the ongoing exploration at Benso. Additionally, the company announces that an updated resource estimate has been completed on the adjoining Hwini Butre property. At Hwini Butre, the company is pleased to report a 47.5% increase in the Measured and Indicated ounces of gold. St. Jude now controls a Measured and Indicated gold resource of **1,316,000 ounces** in Ghana. (see updated concession map attached).

Benso

The Benso concession consists of three blocks named Amantin, Chichiwelli and Subriso. Resource delineation has focused on the Subriso block in the area of the historic Subriso Gold Mine. At Subriso, 15 separate mineralized zones have been identified within two large north-south corridors of gold enrichment. The resource *estimate includes only five of the 15 zones identified to date. These five deposits (Subriso East, West, Central,* G, and I) contain a Measured Resource of 3,765,200 tonnes grading 3.28 g Au/t, Indicated Resource of 1,499,200 tonnes grading 2.40 g Au/t, and an Inferred Resource of 126,400 tonnes grading 2.68 g Au/t. This independent resource estimate confirms that exploration carried out to date at Subriso, has established **a total Measured and Indicated gold resource of 487,000 ounces plus an additional Inferred resource of 11,000 ounces.** St. Jude expects further updates to this resource estimate early next year as the company continues to drill and develop several advanced targets.

Benso Gold Resource Summary:

Resource Category	Tonnage (Tonnes)	Grade (g/t)	Contained Ounces
Measured	3,765,200	3.06	371,000
Indicated	1,499,200	2.40	116,000
Total Measured + Indicated Mineral Resources	**5,264,400**	**2.87**	**487,000**
Total Inferred Mineral Resources	**126,400**	**2.68**	**11,000**

dlh 11/9

Hwini Butre

The Hwini Butre concession straddles over 20 kilometers of the Ashanti gold belt. Exploration on the concession has focused on the Adoikrom, Father Brown and Dabokrom deposits ("Southern Deposits"), as well as the Abada deposit. The updated resource estimate confirms these deposits contain Measured in-situ 3,384,700 tonnes grading 4.60 g Au/t; Indicated in-situ 2,543,800 tonnes grading 1.95 g Au/t; Indicated eluvial 3,865,700 tonnes grading 1.36 g Au/t; and Inferred 237,200 tonnes grading 1.82 g Au/t. This independent resource estimate confirms that exploration carried out to date at Hwini Butre, has established **a Measured and Indicated gold resource of 829,000 ounces plus an additional Inferred resource of 14,000 ounces.** St. Jude expects further updates to this resource early next year as the company continues to drill and develop several advanced targets.

Hwini Butre Gold Resource Summary:

Resource Category	Tonnage (Tonnes)	Grade (g Au/t)	Contained Ounces
Measured: In-situ	3,384,700	4.60	501,000
Indicated: In-situ	2,543,800	1.95	159,000
Total Measured and Indicated: In-situ	**5,928,500**	**3.46**	**660,000**
Total Indicated Resources: Eluvial	3,865,700	1.36	169,000
Total Measured & Indicated Resources: In-situ plus Eluvial	**9,794,200**	**2.63**	**829,000**
Total Inferred Resources: In-situ	**237,200**	**1.82**	**14,000**

The resource estimates at Benso and Hwini Butre were completed using results from 428 drill holes totalling 37,653 meters of drilling. A cut-off grade of 0.50 g Au/t and specific gravities of 2.00 for oxide material and 2.80 for sulphide material was used. The resource estimates were completed by Toronto-based Watts, Griffis, and McOuat Limited ("WGM"), Consulting Geologists and Engineers. WGM is acting as St. Jude's independent qualified person (firm) and has been retained by St. Jude as an ongoing technical advisor on the project. WGM has confirmed that the Mineral Resource Estimates conform with the provisions of National Instrument 43-101 guidelines and the C.I.M. definitions. These technical reports will be posted on the company website and on www.sedar.com shortly.

Metallurgical Testing

The company is also pleased to report that it has received encouraging metallurgical test results from SGS Lakefield on October 25, 2004 These tests at both Hwini Butre and Benso indicate **gold recoveries are above 95% and the deposits are non-refractory**.

Feasibility

It is important to note that the Hwini Butre and Benso concessions are adjacent and contiguous. The deposits on these properties have similar characteristics, such as anticipated gold recoveries, specific gravities and rock mechanics. Both projects will be mined using open pit configuration and they share significant infrastructure advantages including all weather roads, railroad and power. The projects are also located close to the major seaport of Takoradi, the third largest city in Ghana. The company therefore believes that these two projects can be developed together and processed from one strategically located facility.

Based on the current resource estimates, which confirm excellent gold grades and tonnage, the company is committed to fast tracking the feasibility process. **A pre-feasibility study will be completed before the end of April 2005.** The overall feasibility process is well underway. The deposits outlined above have already been drilled off to 25 meter spacing along strike and down dip and very little future infill drilling is anticipated. All of the deposits are near-surface deposits which can be mined using open pit mining techniques. Contracts have been let and work has begun on the environmental studies. Detailed survey work is expected to be completed in 45 days. The metallurgical analysis is advancing under the supervision of GBM Mineral Engineering Consultants, who have extensive West African experience. GBM will also be working with our engineering staff to complete the plant design and specifications. This feasibility process will be under the direct supervision of Ken Midan, P.Eng., a senior mining engineer, and company director with over 35 years international mining experience. Mr. Midan has a proven track record in delivering feasibility studies, mine designs and completing construction on time and within budgets.

St. Jude's focus in Ghana will be to develop these resources in a timely manner. Concurrently, the company will carry out exploration at several advanced stage targets, where the company is optimistic that additional resources will be discovered at both Benso and Hwini Butre.

Within 30 days of filing the Benso National Instrument 43-101 technical report, **the company intends to complete and file an application to have its shares listed and quoted on the Toronto Stock Exchange ("TSX")**. The TSX is recognized worldwide as one of North America's premier stock exchanges.

St. Jude is a leading West African explorer focused on the discovery and development of gold deposits amenable to low cost mining techniques. The company's West African projects now cover over 2,900 sq. km. (716,605 acres) of one of the richest and most productive gold-bearing regions in the world. With $10 million in cash, no debt, expanding gold resources, new discoveries and several advanced exploration targets, St. Jude is well positioned to continue its strong growth.

ST. JUDE RESOURCES LTD.
PER:

MICHAEL A. TERRELL,
President

For further information, please contact:

Todd McMurray
Vice President, Corporate Development
St. Jude Resources Ltd.
Suite #200, 5405 - 48th Avenue
Delta, British Columbia
Canada, V4K 1W6

Tel: +1 - 604 - 940 - 6565
Toll Free: 866 - 281 - 2193
Fax: +1 - 604 - 940 - 6566

Or visit the company's website at:
www.stjudegold.com


St. Jude Resources Ltd.
Benso & Hwini-Butre Concessions
Ghana
St.Jude
Total Gold Resources in Ghana
Measured & Indicated :
1,316,000 oz Gold
Inferred : 25,000 oz Gold
Chichiwelli
6.1 gpt Au / 3.6m
13.11 gpt Au / 5m
BENSO
CONCESSION
Kobra
(Newmont)
Subriso Deposits
Subriso West-Central-East, G, I
Measured & Indicated = 487,000 oz Gold
Plus Inferred: 11,000 oz
Abada Deposit
Indicated = 22,000 oz Gold
Apatunso
1.56 gpt Au / 18m
1.15 gpt Au / 5m
2.5 gpt Au / 30m
4.00 gpt Au / 16m
32.18 gpt Au
70.24 gpt Au
HWINI-BUTRE
CONCESSION
Breminsu
2.90 gpt Au/17m
683 gpt Au
277 gpt Au
LEGEND
Golden
Star
Adom Mining
(Newmont)
Golden
Star
Pacific
Mining
(Newmont)
Seikrom
4.74 gpt Au / 12m
5.92 gpt Au / 11m
6.76 gpt Au / 115m
4.57 gpt Au / 66m
KT Investments
Mpohor
Southern Deposits
Adiokrom, Father Brown, Dabokrom
Measured & Indicated = 807,000 oz Gold
Plus Inferred: 14,000 oz